EXHIBIT 99.1

[SPECTRX LETTERHEAD]

Contacts
Bill Wells - Media
Thomas H. Muller, Jr. - Financial
770-242-8723

 SpectRx, Inc. to Trade on NASDAQ SmallCap Market

 NORCROSS, GA (December 12, 2002) -- SpectRx, Inc. (NASDAQ: SPRX) today announced that effective December 12, 2002 its common stock will trade on the NASDAQ SmallCap market. The Company's trading symbol, SPRX, will remain unchanged.

 "A listing on the SmallCap market is virtually transparent to our shareholders as our ticker symbol and the NASDAQ trading systems remain the same," said Mark A. Samuels, Chairman and CEO of SpectRx, Inc.

 SpectRx must demonstrate its compliance with all of the requirements for continued listing on the SmallCap market in its Form 10-K to be filed on or before March 31, 2003.

SpectRx, Inc. is a medical technology company providing innovative detection, monitoring and treatment solutions for the diabetes and non-invasive diagnostics healthcare markets. SpectRx is developing and will market the SimpleChoice (r) line of innovative insulin delivery products for people with diabetes. These FDA-cleared products complement SpectRx's consumer device for continuous glucose monitoring under development with Abbott Laboratories. SpectRx is also creating opportunities for its leading-edge biophotonic detection and monitoring technology, which uses light and spectral energies to create painless alternatives to blood-based and tissue-based procedures. Non- invasive products include a developmental non-invasive cervical cancer detection device.SpectRx also markets the BiliChek(r) Non- invasive Bilirubin Analyzer, a biophotonic, non-invasive, painless monitor for infant jaundice. For more information, visit SpectRx's web site at www.spectrx.com.

"Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995: A number of the matters and subject areas discussed in this press release that are not historical or current facts deal with potential future circumstances and developments. The discussion of such matters and subject areas is qualified by the inherent risks and uncertainties surrounding future expectations generally and also may materially differ from SpectRx's actual future experience involving any of or more of such matters and subject areas. SpectRx has attempted to identify, in context, certain of the factors that it currently believes may cause actual future experience and results to differ from SpectRx's current expectations regarding the relevant matter or subject area. Such risks and uncertainties include: the early stage of products in development, its dependence on collaborative arrangements, the uncertainty of market acceptance of its products, the uncertainty of development or effectiveness of distribution channels, the intense competition in the medical device industry, the uncertainty of capital to develop and market its products, the uncertainty of regulatory approval of its products, its dependence on licensed intellectual property, as well as those that are more fully described from time to time in SpectRx's reports under the heading "Risk Factors" filed with the SEC, including SpectRx's Annual Report on Form 10-K for the fiscal year ended December 31, 2001 and subsequent quarterly reports on Form 10-Q.

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